UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 1, 2022

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In the Matter of

Cyber Apps World, Inc.
9436 W. Lake Mead Blvd., Ste. 5-53
Las Vegas NV 89134-8340

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11291

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      Cyber Apps World, Inc. filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment to the offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the post-qualification amendment to the offering statement be declared abandoned on June 1, 2022.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief